UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A
Amendment No. 6
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ACORN INTERNATIONAL, INC.
(Name of Subject Company)

BIREME LIMITED
ROBERT W. ROCHE
DON DONGJIE YANG
RITSUKO HATTORI-ROCHE
(Bidders)
ORDINARY SHARES, PAR VALUE $0.01 PER SHARE,
AND AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 3 ORDINARY SHARES
(Title of Class of Securities)
004854105
(CUSIP Number of Class of Securities)

Bireme Limited
c/o Codan Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands
Telephone: (+1) (345) 945-3901
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
John A. Healy, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Telephone: (+1) (212) 878-8281
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Bidders)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$40,000,000	$4,644

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase 20,000,000 ordinary shares of Acorn International, Inc., par value $0.01 per ordinary share (including ordinary shares represented by American Depositary Shares), at a purchase price of $2.00 in cash per share.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for Fiscal Year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,644
Form or Registration	Schedule TO-T
Filing Party:	Bireme Limited
Date Filed:	June 3, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER
This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Schedule TO”) amends the Tender Offer Statement on Schedule TO (the “Original TO”), as amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 to the Tender Offer Statement on Schedule TO (collectively, the “Original TO”) relating to the offer (the “Offer”) by Bireme Limited, a Cayman Islands company (“Bireme”), to purchase ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Acorn International, Inc., a Cayman Islands company (the “Company”), and American Depositary Shares (“ADSs”), each representing three Ordinary Shares, in an aggregate amount not to exceed 20,000,000 Ordinary Shares, for $2.00 per Ordinary Share, which represents $6.00 per ADS, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal to Tender American Depositary Shares (the “ADS Letter of Transmittal”) or the Letter of Transmittal to Tender Ordinary Shares (the “Share Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Original TO or the Offer to Purchase.
The items of this Schedule TO are amended and supplemented as follows:
Item 11. Additional Information
Item 11 of this Schedule TO is hereby amended and supplemented as follows:
     On July 12, 2011, Bireme issued a press release announcing the final proration results of the Offer, which expired at 5:00 p.m. on July 1, 2011. A copy of the press release is filed as Exhibit (a)(1)(J) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
Item 12 of this Schedule TO is hereby amended by adding the following exhibit thereto:
     (a)(1)(J) Press Release announcing final proration results of tender offer, dated July 12, 2011.

Exhibit. No.	Description

(a)(1)(A)	Offer to Purchase dated June 3, 2011.*

(a)(1)(B)	Form Letter of Transmittal to Tender American Depositary Shares.*

(a)(1)(C)	Form Letter of Transmittal to Tender Ordinary Shares.*

(a)(1)(D)	Form Notice of Guaranteed Delivery.*

(a)(1)(E)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

Exhibit. No.	Description

(a)(1)(F)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(G)	Summary Advertisement dated June 3, 2011, published in the Wall Street Journal.*

(a)(1)(H)	Press Release, dated June 3, 2011.*

(a)(1)(I)	Press Release announcing expiration and preliminary results of tender offer, dated July 5, 2011.*

(a)(1)(J)	Press Release announcing final proration results of tender offer, dated July 12, 2011.

(b)(A)	Promissory Note, dated May 19, 2011, issued by Don Dongjie Yang payable to Ritsuko Hattori-Roche in the principal amount of $3,920,000.00.*

(b)(B)	Promissory Note, dated May 19, 2011, issued by Ritsuko Hattori-Roche payable to The Robert W. Roche 2009 Declaration Trust in the principal amount of $39,000,000.*

(b)(C)	Share Charge Agreement, dated May 30, 2011, by Don Dongjie Yang in favor of Ritsuko Hattori-Roche.*

(b)(D)	Share Charge Agreement, dated May 30, 2011, by D.Y. Capital, Inc. in favor of Ritsuko Hattori-Roche.*

(b)(E)	Share Charge Agreement, dated May 19, 2011, by Ritsuko Hattori-Roche in favor of Robert Roche, as trustee of The Robert W. Roche 2009 Declaration of Trust.*

(b)(F)	Contribution Agreement, dated May 19, 2011, by and between Ritsuko Hattori-Roche and Bireme Limited.*

(b)(G)	Contribution Agreement, dated May 19, 2011, by and between Don Dongjie Yang and Bireme Limited.*

(b)(H)	Contribution Agreement, dated May 24, 2011, by and between Ritsuko Hattori-Roche and Bireme Limited.*

(b)(I)	Contribution Agreement, dated May 24, 2011, by and between Don Dongjie Yang and Bireme Limited.*

(b)(J)	Pledge Agreement, dated May 19, 2011, by and between Ritsuko Hattori-Roche and Robert Roche, as trustee of The Robert W. Roche 2009 Declaration of Trust.*

(b)(L)	Guaranty, dated May 19, 2011, from D.Y. Capital, Inc. to Ritsuko Hattori-Roche.*

(b)(M)	Agreement Regarding Sources and Uses of Funds, dated May 24, 2011, by and among, Ritsuko Hattori-Roche, Don Dongjie Yang and Bireme Limited.*

(d)(A)	Shareholders Agreement, dated May 19, 2011, by and among, Bireme Limited, Ritsuko Hattori-Roche and Don Dongjie Yang.*
Item 13. Information Required By Schedule 13E-3.
     Not applicable.

*	Previously filed as Exhibits to the Original TO.

SIGNATURES
     After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: July 12, 2011

BIREME LIMITED
By:	/s/ Robert W. Roche
	Name:	Robert W. Roche
	Title:	Director

/s/ Robert W. Roche
ROBERT W. ROCHE

/s/ Don Dongjie Yang
DON DONGJIE YANG

/s/ Ritsuko Hattori-Roche
RITSUKO HATTORI-ROCHE

EXHIBIT INDEX

Exhibit. No.	Description

(a)(1)(A)	Offer to Purchase dated June 3, 2011.*

(a)(1)(B)	Form Letter of Transmittal to Tender American Depositary Shares.*

(a)(1)(C)	Form Letter of Transmittal to Tender Ordinary Shares.*

(a)(1)(D)	Form Notice of Guaranteed Delivery.*

(a)(1)(E)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(G)	Summary Advertisement dated June 3, 2011, published in the Wall Street Journal.*

(a)(1)(H)	Press Release, dated June 3, 2011.*

(a)(1)(I)	Press Release announcing expiration and preliminary results of tender offer, dated July 5, 2011.*

(a)(1)(J)	Press Release announcing final proration results of tender offer, dated July 12, 2011.

(b)(A)	Promissory Note, dated May 19, 2011, issued by Don Dongjie Yang payable to Ritsuko Hattori-Roche in the principal amount of $3,920,000.00.*

(b)(B)	Promissory Note, dated May 19, 2011, issued by Ritsuko Hattori-Roche payable to The Robert W. Roche 2009 Declaration Trust in the principal amount of $39,000,000.*

(b)(C)	Share Charge Agreement, dated May 30, 2011, by Don Dongjie Yang in favor of Ritsuko Hattori-Roche.*

(b)(D)	Share Charge Agreement, dated May 30, 2011, by D.Y. Capital, Inc. in favor of Ritsuko Hattori-Roche.*

(b)(E)	Share Charge Agreement, dated May 19, 2011, by Ritsuko Hattori-Roche in favor of Robert Roche, as trustee of The Robert W. Roche 2009 Declaration of Trust.*

(b)(F)	Contribution Agreement, dated May 19, 2011, by and between Ritsuko Hattori-Roche and Bireme Limited.*

(b)(G)	Contribution Agreement, dated May 19, 2011, by and between Don Dongjie Yang and Bireme Limited.*

Exhibit. No.	Description

(b)(H)	Contribution Agreement, dated May 24, 2011, by and between Ritsuko Hattori-Roche and Bireme Limited.*

(b)(I)	Contribution Agreement, dated May 24, 2011, by and between Don Dongjie Yang and Bireme Limited.*

(b)(J)	Pledge Agreement, dated May 19, 2011, by and between Ritsuko Hattori-Roche and Robert Roche, as trustee of The Robert W. Roche 2009 Declaration of Trust.*

(b)(L)	Guaranty, dated May 19, 2011, from D.Y. Capital, Inc. to Ritsuko Hattori-Roche.*

(b)(M)	Agreement Regarding Sources and Uses of Funds, dated May 24, 2011, by and among, Ritsuko Hattori-Roche, Don Dongjie Yang and Bireme Limited.*

(d)(A)	Shareholders Agreement, dated May 19, 2011, by and among, Bireme Limited, Ritsuko Hattori-Roche and Don Dongjie Yang.*
Item 13. Information Required By Schedule 13E-3.
     Not applicable.

*	Previously filed as Exhibits to the Original TO.